Exhibit 99.151

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents
Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of operations and comprehensive income (loss)	4
Condensed consolidated interim statements of cash flows	5
Condensed consolidated interim statements of changes in equity (deficiency)	6
Notes to the condensed consolidated interim financial statements	7-33

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
	Note	September 30, 2021 $	December 31, 2020 $
Assets
Current
Cash	17	10,659,069	332,075
Amounts receivable	4,17	1,770,963	-
Public investments, at fair value through profit and loss	3,17,19	5,746,887	665,740
Prepaid expenses and deposits	5,17	746,790	141,386
Digital assets, at fair value through profit and loss	6	245,674,792	636,600
Total current assets		264,598,501	1,775,801
Convertible promissory note	7	127,410	-
Private investments, at fair value through profit and loss	3,17,19	10,754,775	2,920,243
Digital assets, at fair value through profit and loss	6	2,660,301	-
Property plant and equipment	8	36,805	-
Right of use assets	9	22,048	-
Intangible assets	10,11,12	55,274,467	-
Goodwill	11,12	38,588,004	-
Investment in associate	10	-	2,600,000
Total assets		372,062,311	7,296,044
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13,17,19	246,809,926	992,248
Total current liabilities		246,809,926	992,248
Non-current liabilities
Lease liabilities	9	22,048	-
Total liabilities		246,831,974	992,248
Shareholders' equity
Common shares	15(b)(c)	155,190,302	23,357,691
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	16	13,794,799	1,190,995
Accumulated other comprehensive income		202,934	-
(Deficit)		(48,279,048)	(22,566,240)
Total equity		125,230,337	6,303,796
Total liabilities and equity		372,062,311	7,296,044
Nature of operations and going concern	1
Commitments and contingencies	20
Subsequent events	21

Approved on behalf of the Directors:
"Tito Gandhi"	"Bernard Wilson"
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income
(Expressed in Canadian dollars)
		Three months ended September 30,		Nine months ended September 30,
	Note	2021 $	2020 $	2021 $	2020 $
Revenues
ETP trading		(7,200,907)	-	(4,696,693)	-
Revaluation (loss) gain on ETP		(34,297,960)	-	15,525,788	-
Realized gain (loss) on digital assets		2,789,831	-	(1,160,434)	-
Unrealized gain (loss) on digital assets		40,823,794	-	(4,703,572)	-
Other trading income		220	-	16,792	-
Staking and lending income		859,644	-	925,600	-
Management fees		333,070	-	333,070	-
Node revenue		545,601	-	545,601	-
Realized gain (loss) on investments, net		735,253	-	(1,179,787)	(197,863)
Unrealized gain on investments, net		4,036,002	81,894	4,355,749	368,059
Gain on sale of royalties		-	2,998,002	-	2,998,002
Interest income		1,898	-	5,262	-
Total revenue		8,626,446	3,079,896	9,967,376	3,168,198
Expenses
Operating, general and administration	14,19	8,992,566	119,902	21,335,672	321,063
Depreciation - property, plant and equipment	8	3,904	-	5,048	-
Depreciation - right of use assets		16,650	-	32,739	-
Depreciation - intangibles	10,11,12	993,350	-	2,188,533	-
Finance costs		183,939	-	648,711	-
Transaction costs		462,221	-	823,898	1,592
Foreign exchange loss		384,954	326	342,337	1,687
Total expenses		11,037,584	120,228	25,376,938	324,342
(Loss) income before other items		(2,411,138)	2,959,668	(15,409,562)	2,843,856
Other items
Excess purchase price over fair value of assets assumed (expensed)	10	-	-	(6,044,968)	-
Net (loss) income for the period		(2,411,138)	2,959,668	(21,454,530)	2,843,856
Other comprehensive loss
Foreign currency translation gain		333,714	-	202,934	-
Net (loss) income and comprehensive(loss) income for the period		(2,077,424)	2,959,668	(21,251,596)	2,843,856

(Loss) income per share
Basic		(0.01)	0.05	(0.11)	0.06
Diluted		(0.01)	0.05	(0.11)	0.06
Weighted average number of shares outstanding:
Basic	209,908,536	61,513,693	189,037,949	48,520,993
Diluted	209,908,536	63,435,981	189,037,949	50,310,158

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
		Nine months ended September 30,
	Note	2021 $	2020 $
Cash (used in) provided by operations:
Net (loss) income for the period		(21,454,530)	2,843,856
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Gain on sale of royalties		-	(2,998,002)
Share-based payments	16	13,065,978	-
Interest income		(5,262)
Interest expense		-
Depreciation	8,9,12	2,226,320	-
Realized loss on investments, net		1,179,787	197,863
Unrealized (gain) on investments, net		(4,355,749)	(368,059)
Realized loss on digital assets, net		1,160,433	-
Unrealized loss on digital assets, net		4,703,572	-
ETP trading		4,696,693	-
Revaluation gain on ETP		(15,525,788)	-
Staking and lending income		(633,156)	-
Node revenue		(545,601)	-
Transaction costs	10	6,044,968	-
Unrealized (gain) loss on foreign exchange		(4,829,092)	1,687
		(14,271,427)	(322,655)
Adjustment for:
Purchase of digital assets		(369,291,579)	-
Disposal of digital assets		189,713,680	-
Purchase of investments		(75,787)	(65,000)
Disposal of investments		12,138,158	79,130
Loan provided		(121,560)	-
Change in prepaid expenses and deposits		(1,688,176)	7,979
Change in accounts payable and accrued liabilities		5,579,585	(288,924)
Net cash (used in) from operating activities		(178,017,106)	(589,470)
Investing activities
Equipment purchased		(31,410)	-
Lease payment		(32,562)	-
Cash received from acquisition of subsidiary	12	3,859,430	-
Net cash provided from investing activities		3,795,458	-
Financing activities
Proceeds from ETP holders		400,803,878	-
Payments to ETP holders		(219,682,047)	-
Proceeds from issuance of shares	15	9,614,450	600,000
Share issuance costs	15	(309,902)	(7,388)
Proceeds from exercise of warrants	15,16	2,082,760	-
Proceeds from exercise of options	15,16	205,290	-
Shares repurchased pursuant to NCIB		(8,125,935)	-
Net cash provided by financing activities		184,588,494	592,612
Effect of exchange rate changes on cash		(39,852)	3
Change in cash		10,326,994	3,145
Cash, beginning of period		332,075	4,762
Cash, end of period		10,659,069	7,907
Supplemental information:
Shares issued for DeFi Holdings Inc.		19,800,000	-
Shares issued for Valour Structured Products, Inc.		90,769,946	-
Shares issued for Hive Blockchain Technologies Ltd		16,000,000	-
Shares issued for SDK:meda, LLC		4,050,000	-
Investments received through sale of royalties		-	2,998,0025

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.
Condensed Consolidated Intermin Statements of Changes in Equity (Deficiency)
(Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	(Deficit)	Total

Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$-	$-	$914,588	$1,190,995	-	(22,566,240)	6,303,796
Private Placement	5,000,000	10,000,000	-	-	-	-	-	-	-	-	-	10,000,000
Share issue costs	-	(309,902)	-	-	-	-	-	-	-	-	-	(309,902)
Shares issued for acquisitions	77,934,316	103,209,946	-	-	-	-	-	-	-	-	-	103,209,946
NCIB	(4,896,100)	(3,846,689)	-	-	-	-	27,453	-	27,453	-	(4,306,699)	(8,125,935)
Warrants exercised	11,478,488	2,082,760	-	-	-	-	-	-	-	-	-	2,082,760
Value of warrants exercised	-	305,988	-	-	-	-	-	(305,988)	(305,988)	-	-	-
Option exercised	1,454,400	205,290	-	-	-	-	-	-	-	-	-	205,290
Value of options exercised	-	135,218	-	-	(135,218)	-	-	-	(135,218)	-	-	-
Options cancelled	-	-	-	-	(48,421)	-	-	-	(48,421)	-	48,421	-
Share-based payments	-	-	-	-	12,811,232	254,746	-	-	13,065,978	-	-	13,065,978
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	202,934	(21,454,530)	(21,251,596)
Balance, September 30, 2021	207,376,465	$155,190,302	4,500,000	$4,321,350	$12,904,000	$254,746	$27,453	$608,600	$13,794,799	$202,934	$(48,279,048)	$125,230,337

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$-	$-	$160,439	$359,408	$-	$(24,667,173)	$(1,165,565)
Private Placement	20,000,000	600,000	-	-	-	-	-	-	-	-	-	600,000
Warrants issued	-	(109,953)	-	-	-	-	-	109,953	109,953	-	-	-
Broker warrants issued	-	-	-	-	-	-	-	1,548	1,548	-	-	1,548
Share and warrant issue costs	-	(7,299)	-	-	-	-	-	(1,637)	(1,637)	-	-	(8,936)
Net income and comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	2,843,856	2,843,856
Balance, September 30, 2020	61,513,631	$19,303,598	4,500,000	$4,321,350	$198,969	$-	$-	$270,303	$469,272	$-	$(21,823,317)	$2,270,903

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company shares trade on the NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at September 30, 2021, the Company has working capital of $17,788,575 (December 31, 2020 - $785,553), including cash of $10,659,069 (December 31, 2020 - $332,075) and an accumulated deficit of
$48,279,048 (December 31, 2020 - $22,566,240). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal affect on the Company’s operations or on the Company’s ability to finance it operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2020 and 2019, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on November 15, 2021.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of preparation

These condensed consolidated interim financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

The Company’s condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency for the Company and its subsidiaries Electrum Streaming Inc. and DeFi Capital Inc. (formerly DeFi Holdings Inc.) is the Canadian dollar. The functional currency of DeFi Holdings (Bermuda) Ltd, Valour Inc. (formerly Valour Structured Products, Inc.), Catenafin AG and Crypto 21 AB (formerly C de Geer 2 AB) is the United States dollar.

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the period end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in Accumulated Other Comprehensive Income (“AOCI”).

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are decondensed consolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc., DeFi Capital Inc., DeFi Holdings (Bermuda) Ltd., Valour Inc., Catenafin AG and Crypto 21 AB. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgments, estimates and assumptions (continued)

(i)	Accounting for Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2
- Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot and Solana is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 17 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 17 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(v)	Business combination

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(vi)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(vii)	Contingencies (See Note 20 for details)

(e)	New and future accounting changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Condensed consolidated interim Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract
– i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

As September 30, 2021, the Company’s investment portfolio consisted of four publicly traded investments and seven private investments for a total estimated fair value of $16,501,662 (December 31, 2020 – three publicly traded investments and three private investments at a total estimated fair value of $3,585,983).

Public Investments

As September 30, 2021, the Company’s four publicly traded investments had a total fair value of $5,746,887.

Public Issuer	Note	Security description	Cost	Estimated Fair Value of FV	% of FV
Abaxx Technologies Inc.		19,900 common shares	$67,268	$64,874	1.1%
Hive Blockchain Technologies Ltd		1,670,000 common shares	6,680,000	5,644,600	98.2%
Medivolve Inc.	(i)	55,000 common shares	6,600	3,025	0.1%
Silo Wellness Inc.	(i)	491,250 common shares	49,125	34,388	0.6%
Total public investments			$6,802,993	$5,746,887	100.0%

(i)	Investments in related party entities - see Note 19

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%

*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party e
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments

As September 30, 2021, the Company’s seven private investments had a total fair value of $10,754,775

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	34.7%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,059,965	19.2%
Clover		Rights	50,076	50,964	0.5%
Luxor Technology Corporation		201,633 preferred shares	203,847	637,114	5.9%
SDK:meda, LLC		1,000,000 units	4,050,000	4,050,000	37.6%
Skolem Technologies Ltd.		16,354 preferred shares	25,612	178,370	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,223	0.4%
Total private investments			$7,488,054	$10,754,775	100.0%

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(ii)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%

Total private investments			$3,023,614	$2,920,243	100.0%

4.	Amounts receivable

	30-Sep-21	31-Dec-20
Share subscription receivable (Note 15)	$385,550	$-
Investment trade settlement	1,073,396	-
Other receivable	312,017	-
	$1,770,963	$-

5.	Prepaid expenses and deposits

	30-Sep-21	31-Dec-20
Prepaid insurance	$2,897	$13,326
Prepaid investment	-	128,060
Prepaid expenses	743,893	-
	$746,790	$141,386

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at September 30, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of
$248,335,092. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot and Solana is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	September 30, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	146	-	-
Bitcoin	1,570.7416	86,937,650	-	-
Ethereum	15,346.0432	58,808,057	-	-
Cardano	23,197,053.2800	62,168,474	-	-
Polkadot	710,281.5510	25,522,267	-	-
Solana	65,613.69	11,611,553	-	-
Mobilecoin	2,854.9570	34,811	-	-
Shyft	524085.714	539,532	-	-
Uniswap	1.0000	29	-	-
USDC		44,178	-	636,600
USDT		8,095	-	-
Current		245,674,792	-	636,600
Blocto	250000.00000	745,349	-	-
Maps	285713.00000	305,601	-	-
Oxygen	400000.00000	1,136,497	-	-
Saffron finance	86.21000	63,030	-	-
Sovryn	13916.67000	409,769	-	-
Volmex	2925878.00000	57	-	-
Long-Term		2,660,301	-	-
Total Digital Assets		248,335,093	-	636,600

The continuity of digital assets for the nine months ended September 30, 2021:

	September 30, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquried	437,580,719	636,600
Digital assets disposed	(189,713,680)	-
Realized (loss)	(1,160,433)
Staking, lending and fees	633,156
Foreign exchange gain	5,062,303
Revaluation adjustment	(4,703,572)	-
Total	$248,335,093	$636,600

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of September 30, 2021, the Company has on loan select cryptocurrencies to borrowers at annual rates ranging from approximately 1.5% to 10.25% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of September 30, 2021, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	900.3878	$49,834,807	39%
Ethereum	8,514.9460	32,630,380	25%
Polkdot	224,783.6095	8,076,475	6%
Cardano	11,901,415.0792	31,895,792	25%
Solana	32,504.9560	5,752,402	4%
Euro	1,003.7139	1,486	0%
Total	12,169,122.6925	$128,191,343	100%

As of September 30, 2021, the digital assets on loan by significant borrowing counterparty is as follows

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Counterparty A	10.25%	100,000.0000	$3,593,000	3%
Counterparty B	1.50% - 12.0%	1,159,707.3587	12,921,155	10%
Counterparty C	4.0% - 5.125%	1,200.0000	14,901,762	12%
Counterparty D	2.85% - 4.85%	2,451.1913	32,575,497	25%
Counterparty E	3.22%	10,900,000.0000	29,212,000	23%
Counterparty F	1.92% - 3.99%	5,764.1425	34,987,928	27%
Total		12,169,122.6925	$128,191,343	100%

As of September 30, 2021, digital assets on loan were concentrated with counterparties as follows:

	Geography	September 30, 2021
Digital and fiat currencies on loan:		-
Counterparty A	London, UK	3%
Counterparty B	London, UK	10%
Counterparty C	United States	12%
Counterparty D	London, UK	25%
Counterparty E	Switzerland	23%
Counterparty F	United States	27%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2021, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

7.	Convertible promissory note

On May 7, 2021, the Company subscribed for a convertible promissory note in Earnity Inc., a Delaware Corporation, for US$100,000 ($121,560). The convertible promissory note has a term of 36 months and earns 5% interest. Earnity Inc. is offering a discount rate upon conversion into a qualified equity financing of 15%. A qualified equity financing triggering conversion of the note is an equity financing with a minimum aggregate sales price of not less than $4,000,000.

As at September 30, 2021, the principal of the convertible promissory note plus accrued interest of US$102,000 ($129,958) remained outstanding.

8.	Plant, property and equipment

Costs	IT and Tele- communication
Balance December 31, 2020	$-
Additions	41,853
Balance as at September 30, 2021	$41,853

Accumulated depreciation:
Balance December 31, 2020	$-
Changes for the period	5,048
Balance as at September 30, 2021	$5,048

Net book value as at December 31, 2020	$-
Net book value as at September 30, 2021	$36,805

9.	Leases

	30-Sep-21	31-Dec-20
Right of use assets
Property	22,048	-
Total Right of use assets	22,048	-
Lease liabilities
Non-Current	22,048	-
Total Lease liabilities	22,048	-

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

10.	Acquisition of DeFi Capital Inc.

On December 10, 2020, the Company acquired 49% of DeFi Capital Inc. (“DeFi Capital”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital and on January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consider paid:
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Blockchain Technology	$12,110,000
Brand Name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets aquired	$22,400,000

11.	Acquisition of Valour Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour Inc. (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange- traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, amounts receivable, investments, digital assets, prepaid expenses and accrued revenues, property, plant and equipment, right-to-use assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of accounts payable and accrued liabilities, due to ETP holders and lease liabilities. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $83,409,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

11.	Acquisition of Valour Inc. (continued)

Consideration for acquisition:
Fair value of shares issued	$90,769,946
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$83,409,946

Accounting estimates of the acquisition with a purchase price of $83,409,946:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Goodwill	12,896
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Blockchain Technology	20,718,000
Brand Name	20,383,000
44,834,838
Goodwill	38,575,108
Preliminary accounting estimate of net assets acquired	$83,409,946

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

12.	Intangibles and goodwill

Intangibles

The components of intangible assets as of September 30, 2021 are as follows:

	Blockchain Technology	Brand Name	Total
Balance, December 31, 2020	$-	$-	$-
Acquisition of DeFi Holdings Inc.	12,110,000	4,252,000	16,362,000
Acquisition of Valour Structured Products, Inc.	20,718,000	20,383,000	41,101,000
Amortization	(2,188,533)	-	(2,188,533)
Balance, September 30, 2021	$30,639,467	$24,635,000	$55,274,467

For the nine months ended September 30, 2021, $2,188,533 of amortization has been recorded by management using an estimated 10 years of useful life for the intangible assets.
On December 10, 2020 and January 28, 2021, the Company acquired all the outstanding shares of DeFi Capital Inc. and on February 12, 2021 and March 31, 2021, the Company acquired all the outstanding shares of Valour Inc. (see Note 10 and 11). The intangible assets acquired consisted of blockchain technology and brand names.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 31, 2020	$-
Acquisition of Valour Structure Products, Inc.	38,575,108
Acquisition of C de Geer 2 AB, Sweden	12,896
Balance, September 30, 2021	$38,588,004

13.	Accounts payable and accrued liabilities

	30-Sep-21	31-Dec-20
Corporate payables	$2,939,940	$886,923
Related party payable (Note 19)	34,819	105,325
Due to ETP holders	243,835,167	-
	$246,809,926	$992,248

14.	Expense by nature

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Management and consulting fees	$2,355,095	$83,572	$4,640,412	$196,035
Share-based payments	4,817,306	-	13,065,978	-
Travel and promotion	923,052	6,746	1,489,298	16,481
Office and rent	632,666	20,417	1,243,879	61,047
Accounting and legal	255,214	7,700	543,457	39,375
Regulatory and transfer agent	9,233	1,467	352,648	8,125
	$8,992,566	$119,902	$21,335,672	$321,063

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital

a)	As at September 30, 2021, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.
20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acquisition of DeFi Holdings Inc.	20,000,000	2,600,000
Warrant exercised	1,691,668	84,583
Grant date fair value of warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value of options exercised	-	10,960
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,902)
Acqusition of Defi Capital Inc. (Note 10)	20,000,000	19,800,000
Acqusition of Valour Inc. (Note 11)	57,934,316	83,409,946
Share exchange with Hive Blockchain Technologies Ltd	10,000,000	16,000,000
Share exchange with SDK:meta 10% equity acquisition	3,000,000	4,050,000
Warrants exercised	11,478,488	2,082,760
Grant date fair value on warrants exercised	-	305,988
Options exercised	1,454,400	205,290
Grant date fair value on options exercised	-	135,218
NCIB	(4,896,100)	(3,846,689)
Balance, September, 2021	207,376,465	$155,190,302

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. Of the total subscriptions, proceeds of $386,050 remained outstanding As at September 30, 2021 and was included in amount receivables (Note 4). An officer of the Company subscribed 12,500 shares for $25,000.

Subscriptions for 189,900 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital (continued)

c)	Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the nine months ended September 30, 2021, the Company purchased and cancelled 4,896,100 shares at an average price of $1.64 per share (2020 - $nil).

Subsequent to September 30, 2021, the Company purchased and cancelled 2,182,100 shares at an average price of
$2.43.

16.	Share-based payments reserves

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	-	$-	32,259,485	$0.19	$914,588	$1,190,995
Granted	20,070,000	1.42	16,578,214	5,675,000	254,746	-	-	-	16,832,960
Exercised	(1,454,400)	0.14	(135,219)	-	-	(11,478,488)	0.13	(305,988)	(441,207)
Expired / cancelled	(5,562,500)	1.24	(3,815,402)	-	-	-	-	-	(3,815,402)
Treasury shares	-	-	27,453	-	-	-	-	-	27,453
September 30, 2021	18,518,100	$1.27	$12,931,453	5,675,000	$254,746	20,780,997	$0.20	$608,600	$13,794,799

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $12,811,232 (2020 - $nil) of share-based payments during the nine months ended September 30, 2021.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Stock option plan (continued)

The following share-based payment arrangements were in existence As September 30, 2021:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
370,600	370,600	18-Dec-17	18-Dec-22	$0.35	$80,309	$0.35	76%	5	0%	1.70%
577,500	433,125	16-Nov-20	16-Nov-25	$0.09	45,738	$0.09	139%	5	0%	0.46%
750,000	750,000	18-Nov-20	18-Nov-25	$0.18	115,950	$0.18	141%	5	0%	0.44%
750,000	281,250	21-Dec-20	21-Dec-25	$0.35	281,250	$0.35	145%	5	0%	0.44%
500,000	250,000	24-Feb-21	24-Feb-26	$1.58	1,149,500	$2.55	147%	5	0%	0.73%
1,000,000	500,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	146%	5	0%	0.99%
4,070,000	1,017,500	09-Apr-21	09-Apr-26	$1.58	6,506,302	$1.78	145%	5	0%	0.95%
4,450,000	1,112,500	18-May-21	18-May-26	$1.22	5,007,140	$1.25	146%	5	0%	0.95%
1,000,000	-	18-May-21	18-May-26	$1.22	1,125,200	$1.25	146%	5	0%	0.95%
1,950,000	487,500	25-May-21	25-May-26	$1.11	1,944,540	$1.11	146%	5	0%	0.86%
1,200,000	-	25-May-21	25-May-26	$1.11	11,664	$1.11	146%	5	0%	0.86%
1,150,000	-	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	144%	5	0%	0.84%
750,000	-	21-Sep-21	21-Sep-26	$1.70	1,141,125	$1.70	144%	5	0%	0.85%
18,518,100	5,202,475				20,776,523

The weighted average remaining contractual life of the options exercisable As September 30, 2021 was 3.88 years (December 31, 2020 – 4.0 years).

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.05 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk- free interest rate of 0.57%; and an expected average life of 5 years. These options were forfeited and cancelled on May 25, 2021.

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.90 per option for a period of five years from the date of grant. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company to purchase shares of the company for the price of $2.55 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options. 500,000 of these options were forfeited and cancelled on May 25, 2021.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued) Stock Option (continued)

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company to purchase commons shares of the Company for the price of $2.12 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

On April 9, 2021, the Company granted a total of 4,070,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $1.78 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $6,506,302 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total options, 1,000,000 were granted to directors and officers of the Company.

On May 18, 2021, the Company granted a total of 6,950,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.22 for the period of five years from the date of grant. 5,950,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and 1,000,000 options shall vest in four equal instalments, with (a) the first instalment vesting on the date that is 12 months from the date of grant, (b) the second instalment vesting on the date that is 16 months from the date of grant, (c) the third instalment vesting on the date that is 20 months from the date of grant and (d) the fourth instalment vesting on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $7,820,140 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.6%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total grant, 2,700,000 were granted to directors and officers of the Company.

On May 25, 2021, the Company granted a total of 3,150,000 stock options to certain director and consultant of the Company pursuant to purchase commons shares of the Company for the price of $1.11 for a period of five years from the date of grant. 1,500,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant whereas 1,200,000 options shall vest in (a) vest four equal instalments every three months such that all options fully vest by the date that falls 12 months from the date of grant and
(b) vest upon the closing price of the common shares of DeFi Technologies Inc., on the NEO Exchange (or similar Canadian stock exchange on which such common shares are listed) being greater than C$4.80 per common share for five consecutive trading days. These options have an estimated grant date fair value of $3,141,180 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.5%; risk-free interest rate of 0.86%; and an expected average life of 5 years. Of the total grant, 450,000 were granted to a director of the Company.

On August 13, 2021, the Company granted a total of 1,150,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.58 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,461,305 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143.7%; risk-free interest rate of 0.84%; and an expected average life of 5 years. Of the total grant, 650,000 were granted to directors and officers of the Company.

On September 21, 2021, the Company granted a total of 750,000 stock options to certain consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.70 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,141,125 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.1%; risk-free interest rate of 0.85%; and an expected average life of 5 years.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

On September 21, 2021, the Company obtained approval at the Annual General Meeting in repricing of the following options. The adjusted incremental fair value of the options will vest according to the remainder of the terms.

Option grant date	Number of options	Original exercise price	New exercise price	Incremental fair value
24-Feb-21	50,000	2.55	1.58	$43,950
22-Mar-21	100,000	2.12	1.58	$67,400
09-Apr-21	4,070,000	1.78	1.58	$199,430
	4,220,000			$310,780

Warrants

As at September 30, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,076,923	12-Jun-17	12-Jun-22	$0.20	129,432	$0.12	79.9%	5	0%	1.04%
Warrants	4,671,327	26-Jun-20	26-Jun-22	$0.05	51,363	$0.03	118.1%	2	0%	0.29%
Warrants	13,032,747	16-Nov-20	16-Nov-22	$0.25	434,880	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	20,780,997				608,600

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company has adopted the DSUs plan of the Corporation. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On September 21, 2021, the Company granted 5,675,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $9,874,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day. The Company recorded $254,746 in share-based compensation during the three and nine months ended September 30, 2021 (2020 - $nil). Of the total DSUs, 4,200,000 were granted to directors and officers of the Company.

17.	Financial instruments

Financial assets and financial liabilities as at September 30, 2021 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
September 30, 2021 Cash	$10,659,069	$-	$10,659,069
Amounts receivable	312,017	1,458,946	1,770,963
Public investments	-	5,746,887	5,746,887
Private investments	-	10,754,775	10,754,775
Convertible promissory note	127,410	-	127,410
Accounts payable and accrued liabilities	(2,974,759)	(243,835,167)	(246,809,926)

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (Continued)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at September 30, 2021, the Company had current assets of $264,598,501 (December 31, 2020 - $1,775,801) to settle current liabilities of $246,809,926 (December 31, 2020 - $992,248).

The following table shows the Company’s source of liquidity by assets as at September 30, 2021.

	Total	Less than 1 year	1-3 years
Cash	$10,659,069	$10,659,069	$-
Amounts receivable	1,770,963	1,770,963	-
Public investments	5,746,887	5,746,887	-
Prepaid expenses	746,790	746,790	-
Digital assets	248,335,093	245,674,792	2,660,301
Convertible promissory note	127,410	-	127,410
Private investments	10,754,775	-	10,754,775
Total assets - September 30, 2021	$278,140,987	$264,598,501	$13,542,486

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. As at September 30, 2021, one investment made up approximately 1.5% (December 31, 2020 – one investment of 26%) of the total assets of the Company.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Market risk (continued)

(a)	Price and concentration risk (continued)

For the nine months ended September 30, 2021, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.6 million, or $0.003 per share.

For the nine months ended September 30, 2021, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $1.7 million, or $0.01 per share.

For the nine months ended September 30, 2021, a 10% decrease (increase) in the closing prices of its digital assets would result in an estimated increase (decrease) in net loss of $24.8 million, or $0.13 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand As September 30, 2021, a 1% change in interest rates could result in
$106,600 (December 31, 2020 - $3,320) change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2021, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	United States Dollars	British Pound	European Euro	Swiss Franc
Cash	$10,806,569	$-	$-	$-
Receivables	280,105	-	-	-
Loan receivable	127,410	-	-	-
Private investments	2,964,635	-	-	-
Prepaid investment	23,015	-	2,409,710	-
Digital assets	248,335,093	-	-	-
Accounts payable and accrued liabilities	(244,483,569)	(75,731)	(509,894)	6,827
Net assets (liabilities)	$18,053,257	$(75,731)	$1,899,816	$6,827

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2021 would result in an estimated increase (decrease) of approximately $1,988,400 (December 31, 2020- $(367,200)).

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

(d)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets. In addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance.

For the nine months ended September 30, 2021, a 25% decrease in the closing price of the Company’s digital assets would result in an estimated increase in net loss of $62.1 million, or $0.32 per share.

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s Consolidated Financial Statements as of December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position As at September 30, 2021.

Fair value of financial instruments (continued)

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total

Publicly traded investments	$5,746,887	$-	$-	$5,746,887
Privately traded investments	-	-	10,754,775	10,754,775
Digital assets	-	248,335,093	-	248,335,093
September 30, 2021	$5,746,887	$248,335,093	$10,754,775	$264,836,755
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2021	December 31, 2020
Balance, beginning of period	$636,600	$-
Purchases	369,291,579	636,600
Disposal	(189,713,680)	-
Transferred to level 1	(17,051,233)	-
Transferred from level 3	1,051,233	-
Realized and unrealized gain/(loss) net	(54,642,847)	-
Balance, end of period	$248,335,092	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended September 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	5,463,774	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,323,741	(103,371)
Balance, end of period	$10,754,775	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Fair value of financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2021.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

3iQ Corp.*	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,059,965	Recent financing	Marketability of shares	0% discount
Clover	50,964	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	637,114	Recent financing	Marketability of shares	0% discount
SDK:meda, LLC	4,050,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	178,370	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,223	Recent financing	Marketability of shares	0% discount
	$10,754,775

3iQ Corp. (“3iQ”)
On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3 and 11). As as September 30, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)
On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to an arm’s length party of the Company (see Note 3). As at September 30, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021., a +/- 10% change in the fair value of BPC will result in a corresponding +/- $205,997 change in the carrying amount.

Clover Inc. (“Clover”)
On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Clover (see Note 3). As at September 30, 2021, the valuation of Clover was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of Clove will result in a corresponding +/- $5,096 change in the carrying amount.

Luxor Technology Corporation (“LTC”)
On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at September 30, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $63,711 change in the carrying amount.

SDK:meta, LLC (“SDK”)
On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at September 30, 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $405,000 change in the carrying amount.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Fair value of financial instruments (continued)

Skolem Technologies Ltd. (“STL”)
On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at September 30, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021. a +/- 10% change in the fair value of STL will result in a corresponding +/- $17,837 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)
On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at September 30, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at September 30, 2021. As at September 30, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,822 change in the carrying amount.

18.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the nine months ended September 30, 2021.

19.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Capital Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Inc.	Cayman Island	100
Catenafin AG	Switzerland	100
Crypto 21 AB	Sweden	100

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures (continued)

b)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Short-term benefits	$208,258	$11,500	$607,043	$44,500
Shared-based payments	2,819,783	-	5,026,797	-
	$3,028,040	$11,500	$5,633,839	$44,500

As September 30, 2021, the Company had $513 (December 31, 2020 - $2,543) owing to its current key management, and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

c)
During the three and nine months ended September 30, 2021 and 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Three months ended September 30,		Purchases of goods/services Nine months ended September 30,
	2021	2020	2021	2020
2227929 Ontario Inc.	$30,000	$30,000	$90,000	$90,000
Forbes & Manhattan Inc.	30,000	30,000	165,000	90,000
	$60,000	$60,000	$255,000	$180,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at September 30, 2021, the Company had a payable balance of $nil (December 31, 2020 - $80,183) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures (continued)

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 16.3% at December 31, 2020) outstanding shares of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the nine months ended September 30, 2021, Forbes received $75,000 bonus from the Company. As at September 30, 2021, the Company had a payable balance of $34,819 (December 31, 2020 - $22,600). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800. As at September 30, 2021, Forbes ceased to be an insider of the Company.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75.731) (December 31, 2020 - $76,872) expenses owed to Vik Pathak, a former director and officer of the Company. See Notes 15, 16 and 20.

d)
The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$2,059,965	98.3%
Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	3,025	0.1%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officers (Kenny Choi, Ryan Ptolemy) and common shareholders	34,388	1.6%
Total investment - September 30, 2021		$2,097,378	100.0%

* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Directors (Stan Bharti, William Steers), and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officers (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - december 31, 2020		$3,560,519	100.0%

* Private companies
** Formerly QuestCap Inc.
*** Formerly Yukoterre Resources Inc.

Valour Inc. holds 4,000,000 common shares of the Company. As at September 30, 2021, the fair market value of those shares is $6,560,000.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of September 30, 2021 (December 31, 2020 – Forbes).

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $3,611,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $1,380,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. While the Company intends to defend the matter and is currently reviewing its options with regards to this action, the Company has maintained such incentive stock options under “Note 16 - Share-based payments reserves” pending the outcome of the action.

21.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Switzerland where its operating business are located. Information about the Company’s assets by geographical location is detailed below.

DeFi Technologies Inc. Notes to the Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise noted)

21.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the nine months ended September 30, 2021	DeFi Technologies	DeFi Bermuda	Valour	Total
ETP trading	-	-	(4,696,693)	(4,696,693)
Revaluation gain on ETP	-	-	15,525,788	15,525,788
Realized gain (loss) on digital assets	-	450,753	(1,611,187)	(1,160,434)
Unrealized gain (loss) on digital assets	-	2,437,624	(7,141,196)	(4,703,572)
Other trading income	-	-	16,792	16,792
Staking and lending income	-	-	925,600	925,600
Management fees	-	-	333,070	333,070
Node revenue	-	545,601	-	545,601
Realized (loss) gain on investments, net	(1,189,994)	-	10,207	(1,179,787)
Unrealized gain on investments, net	1,749,216	1,302	2,605,231	4,355,749
Interest income	5,262	-	-	5,262
Total revenue	564,484	3,435,280	5,967,612	9,967,376
Expenses
Operating, general and administration	19,392,374	29,456	1,913,842	21,335,672
Depreciation - property, plant and equipment	-	2,780	2,268	5,048
Depreciation - right of use assets	-	-	32,739	32,739
Depreciation - intangibles	2,188,533	-	-	2,188,533
Finance costs	492	-	648,219	648,711
Transaction costs	95,240	-	728,658	823,898
Foreign exchange (gain) loss	(4,636)	26	346,947	342,337
Total expenses	21,672,003	32,262	3,672,673	25,376,938
(Loss) income before other items	(21,107,519)	3,403,018	2,294,939	(15,409,562)
Other items
Excess purchase price over fair value of assets assumed (expensed)	(6,044,968)	-	-	(6,044,968)
Net (loss) income for the period	(27,152,487)	3,403,018	2,294,939	(21,454,530)
Other comprehensive loss
Foreign currency translation gain	-	35,830	167,104	202,934
Net (loss) income and comprehensive (loss) income for the period	(27,152,487)	3,438,848	2,462,043	(21,251,596)

22.	Subsequent events

Subsequent to September 30, 2021, 1,408,187 shares were issued from options and warrants exercised for gross proceeds of $170,697.

Subsequent to September 30, 2021, the Company granted 250,000 stock options to exercise shares of the Company at $2.10 per share until October 13, 2026.

Subsequent to September 30, 2021, the Company granted 2,500,000 DSUs to consultants of the Company. Of the total DSUs granted, 1,500,000 vest immediately and 1,000,000 vest in four equal instalments within in a year.

Subsequent to September 30, 2021, 1,500,000 DSUs were exercised.

See Note 15(c).